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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*

                            NOBLE AFFILIATES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                 COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 654894 10 4
                          -------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.      654894 10 4                                       13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 THE SAMUEL ROBERTS NOBLE FOUNDATION, INC.
                          73-0606209

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 OKLAHOMA

                                      5        SOLE VOTING POWER
               NUMBER OF
                SHARES                                 6,779,220
             BENEFICIALLY
               OWNED BY               6        SHARED VOTING POWER
                 EACH
               REPORTING                                    -0-
                PERSON
                 WITH                 7        SOLE DISPOSITIVE POWER

                                                       6,779,220

                                      8        SHARED DISPOSITIVE POWER

                                                            -0-

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,779,220

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 13.6%

12       TYPE OF REPORTING PERSON*

                 CO





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THIS AMENDMENT NO. 4 TO SCHEDULE 13G amends Item 4 by adding thereto a new paragraph. The entire Schedule 13G, including Item 4 as amended, is restated in its entirety as follows:

Item 1.  Name and Address of Issuer

         This statement relates to Noble Affiliates, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 110 West Broadway, Ardmore, Oklahoma 73401.

Item 2.  Name of Person Filing

         This statement is filed by The Samuel Roberts Noble Foundation, Inc. (the "Foundation"), an Oklahoma corporation that maintains its principal business office at 2510 Sam Noble Parkway, Ardmore, Oklahoma 73401. This statement relates to common stock, par value $3.33 1/3 per share (the "Common Stock"), of the Company. The Foundation does not have a CUSIP number.

Item 3.  Filing Status

         This statement is filed pursuant to Rule 13d-1(c) because the Foundation's beneficial ownership was acquired prior to December 22, 1970.

Item 4.  Ownership

         As of December 31, 1989, the Foundation beneficially owned 14,863,140 shares of the Common Stock, representing 33.9% of the outstanding shares of such class. The Foundation has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 14,863,140 shares of the Common Stock.

         On August 6, 1990, the Foundation sold 500,000 shares of the Common Stock of the Company. As of December 31, 1990, the Foundation beneficially owned 14,363,140 shares of the Common Stock, representing 32.6% of the outstanding shares of such class. The Foundation has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 14,363,140 shares of the Common Stock.

         During July, August and September 1992, the Foundation sold an aggregate of 1,007,600 shares of the Common Stock of the Company. As of December 31, 1992, the Foundation beneficially owned 13,355,540 shares of the Common Stock, representing 29.97% of the outstanding shares of such class. The Foundation has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the 13,355,540 shares of Common Stock.

         The beneficial ownership of the Foundation as of December 31, 1992, which is reported herein as required, has changed since year end. During January 1993, the Foundation sold an aggregate of 55,500 shares of Common Stock of the Company. During February 1993, through February 4, 1993, the Foundation sold an aggregate of 63,500 shares of Common Stock of the Company.

         During the 1993 calendar year the Foundation sold an aggregate of 6,596,687 shares of Common Stock of the Company (5,175,000 of which were sold on October 14, 1993 pursuant to an underwritten public offering). As of December 31, 1993, the Foundation beneficially owned 6,758,853 shares of the Common Stock, representing 13.5% of the outstanding shares of such class. The Foundation has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the 6,758,853 shares of Common Stock.

         On October 12, 1994, the Foundation received 20,367 shares of Common Stock as a gift. As of December 31, 1994, the Foundation beneficially owned 6,779,220 shares of Common Stock, representing 13.6% of the outstanding shares of such class. The Foundation has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all the 6,779,220 shares of Common Stock.





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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE SAMUEL ROBERTS NOBLE FOUNDATION, INC.


                                   By:   /s/ Michael A. Cawley
                                         ---------------------------------
                                         Michael A. Cawley,
                                         President and Chief Executive Officer

Dated: February 7, 1995





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